UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-51388

☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the Period Ended: July 31, 2007

☐	Transition Report on Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-QSB
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Tiger Ethanol International Inc.
Full name of Registrant

N/A
Former name if applicable

6600, Trans-Canada
Suite 519
Pointe-Claire, Quebec, H9R 4S2
Canada
Address of principal executive office

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

On September 1, 2006, Tiger Ethanol International Inc. (the “Registrant”) and Gallant Energy International Inc. (“Gallant”) entered into a Purchase Agreement, pursuant to which Gallant sold the Registrant its interest in a joint venture (the “Venture”) it formed with certain Chinese entities to develop facilities for the production of ethanol in the People’s Republic of China, as reported on a Form 8-K filed with the U.S. Securities and Exchange Commission on September 18, 2006, which is incorporated herein by reference thereto.

On July 12, 2007, the Registrant changed its fiscal year-end from November 30th to January 31st.

The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Registrant’s financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michel St-Pierre: (514) 295-9943

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐Yes ☒ No

Tiger Ethanol International Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 17, 2007

By:	/s/ James Pak Chiu Leung
Name: James Pak Chiu Leung
Title: Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).